CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to (i) the reference of our Firm under the caption “Interests of Experts”, which appears in the Annual Information Form in Exhibit 99.3, (ii) the use herein of our report dated January 29, 2025, with respect to the consolidated statements of financial position as at October 31, 2024 and 2023 and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended October 31, 2024, included in Amendment No. 1 to the Annual Report on Form 40-F filed on January 30, 2025, and (iii) the incorporation by reference of our report in the Registration Statement on Form F-10 (No. 333-273356) pertaining to the registration of Debt and Equity Securities of High Tide Inc.

Calgary, Alberta     /s/ Ernst & Young LLP
March 26, 2025    Chartered Professional Accountants

A member firm of Ernst & Young Global Limited

A member firm of Ernst & Young Global Limited